UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  December 26, 2019

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The financial statements attached hereto as Exhibit 99.1 are hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

EXPLANATORY NOTE

On December 26, 2019, SGOCO Group, Ltd. (the “Company”) filed a Form 6-K (the “Initial Form 6-K”) to report that the Company entered into a Share Exchange Agreement (the “Agreement”) with Victor Or for the purchase and sale of Giant Financial Services Limited (“GFS”) on December 23, 2019. GFS is a private company incorporated in Samoa with its principal business engaged in (i) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services, and (ii) the provision of IT consulting and support services. The Company intends to integrate GFS into its existing platform to support its current business lines.

The total consideration paid for GFS is $64.3 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21,794,872 in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, the Company closed its previously announced acquisition of GFS.

This Form 6-K/A is being filed to provide the financial statements of GFS and the unaudited pro forma financial information of the Company after giving effect to the consummation of the acquisition of GFS.

Contents

Financial Statements and Exhibits.

Exhibits

23.1	Consent of Centurion ZD CPA Limited, dated November 20, 2020

99.1	Giant Financial Services Limited Financial Statements

99.2	Giant Financial Services Limited Unaudited Pro Forma Condensed Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: November 23, 2020	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Centurion ZD CPA Limited, dated November 20, 2020
99.1	Giant Financial Services Limited Financial Statements
99.2	Giant Financial Services Limited Unaudited Pro Forma Condensed Financial Statements